Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The Bank of New York Mellon Corporation

	Three Months Ended March 31,		Year ended Dec. 31,
(dollar amounts in millions)	2013	2012	2012	2011	2010	2009		2008
Earnings
Income (loss) from continuing operations before income taxes	$809	$885	$3,302	$3,617	$3,694	$(2,208)		$1,946
Net (income) attributable to noncontrolling interests	(16)	(12)	(78)	(53)	(63)	(1)		(24)

Income (loss) from continuing operations before income taxes applicable to shareholders of The Bank of New York Mellon Corporation	793	873	3,224	3,564	3,631	(2,209)		1,922
Fixed charges, excluding interest on deposits	94	131	484	480	519	530		1,024

Income (loss) from continuing operations before income taxes and fixed charges, excluding interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	887	1,004	3,708	4,044	4,150	(1,679)		2,946
Interest on deposits	30	43	154	241	131	172		1,762

Income (loss) from continuing operations before income taxes and fixed charges, including interest on deposits applicable to shareholders of The Bank of New York Mellon Corporation	$917	$1,047	$3,862	$4,285	$4,281	$(1,507)		$4,708
Fixed charges
Interest expense, excluding interest on deposits	$66	$104	$380	$363	$414	$421		$900
One-third net rental expense (a)	28	27	104	117	105	109		124

Total fixed charges, excluding interest on deposits	94	131	484	480	519	530		1,024
Interest on deposits	30	43	154	241	131	172		1,762

Total fixed charges, including interest on deposits	124	174	638	721	650	702		2,786
Preferred stock dividends	13	—	18	—	—	283		33

Total fixed charges and preferred stock dividends, excluding interest on deposits	$107	$131	$502	$480	$519	$813		$1,057
Total fixed charges and preferred stock dividends, including interest on deposits	$137	$174	$656	$721	$650	$985		$2,819

Earnings to fixed charges ratios
Excluding interest on deposits	9.44	7.66	7.66	8.43	8.00	(3.17	)(b)	2.88
Including interest on deposits	7.40	6.02	6.05	5.94	6.59	(2.15	)(b)	1.69
Earnings to fixed charges and preferred stock dividends ratios
Excluding interest on deposits	8.29	7.66	7.39	8.43	8.00	(2.07	)(b)	2.79
Including interest on deposits	6.69	6.02	5.89	5.94	6.59	(1.53	)(b)	1.67

(a)	The proportion deemed representative of the interest factor.
(b)	Earnings were insufficient to cover fixed charges by $2,209 million and fixed charges and preferred stock dividends by $2,492 million.